Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325 6665

In the news release, Credit Suisse Announces Coupon Payments on its Gold Shares Covered Call ETN (ticker symbol “GLDI”) and its Silver Shares Covered Call ETN (ticker symbol “SLVO”) issued April 16, 2015 by Credit Suisse AG over PR Newswire, we are advised by the company as of April 23, 2015 that the Payment Date for GLDI should be April 27, 2015 rather than April 24, 2015 as originally issued.  The complete, corrected release follows:

Media Release April 16, 2015
Credit Suisse Announces Coupon Payments on its Gold Shares Covered Call ETN (ticker symbol “GLDI”) and its Silver Shares Covered Call ETN (ticker symbol “SLVO”).

•On April 13, 2015, Credit Suisse declared Coupon Payments for the Gold Shares Covered Call ETN and the Silver Shares Covered Call ETN. Coupon details can be found in the table below.
• The aforementioned ETNs are listed on the NASDAQ.

ETN Ticker	ETN Name	Ex-Date	Record Date	Payment Date	Coupon Payment	Coupon Frequency	Current Yield*†
GLDI	Gold Shares Covered Call ETN	4/20/2015	4/22/2015	4/27/2015	$0.0641	Monthly	6.47%
SLVO	Silver Shares Covered Call ETN	4/20/2015	4/22/2015	4/27/2015	$ 0.0662	Monthly	7.02%

* The “Current Yield” equals the current monthly Coupon Payment annualized and divided by the Closing Indicative Value of the applicable ETN on April 13, 2015.

† The “Current Yield” is not indicative of future monthly Coupon Payments, if any, on the ETNs. The monthly Coupon Payments (if any) are variable and dependent on the premium generated by the notional sale of options on the GLD shares or the SLV shares, as applicable, and such payments do not represent fixed periodic interest payments.

Press Contact
Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Credit Suisse ETNs
Telephone +1 212 538 7333, ETN.Desk@credit-suisse.com

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of

Media Release
April 16, 2015 Page 2/2

your investment at maturity or upon repurchase or sale. The ETNs are not linked to, and investors have no rights to any physical commodity. Coupon payments on the ETNs will vary and could be zero. Variable monthly coupon payments are generated from selling covered calls, which limits upside participation.  There is no actual portfolio of assets in which any investor in the ETNs has any ownership or other interest.  An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 45,800 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable Pricing Supplement, the Prospectus Supplement dated March 23, 2012 and the Prospectus as amended by the Post-Effective Amendment to the Registration Statement filed on March 19, 2015 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or clicking the hyperlinks below:

GLDI:
Pricing Supplement dated February 18, 2015, including the Prospectus Supplement dated March 23, 2012, and Prospectus as amended by the Post-Effective Amendment to the Registration Statement filed on March 19, 2015:
https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=GLDI

Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=GLDI

SLVO:
Pricing Supplement dated February 18, 2015, including the Prospectus Supplement dated March 23, 2012, and Prospectus as amended by the Post-Effective Amendment to the Registration Statement filed on March 19, 2015:
https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=SLVO

Pricing Supplement Addendum: https://notes.credit-suisse.com/csfbnoteslogin/etn/addendum.asp?Ticker=SLVO

Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2015, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.